08031018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Administrative Systems, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Queen Anne Ave. N. #200
(No. and Street)

Seattle (City) WA (State) 98109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marti Katsel (206) 343-5633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LeMaster Daniels
(Name – *if individual, state last, first, middle name*)

(Address) Bellevue (City) WA (State) 98004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Administrative Systems, Inc., as of 12/31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Notary seal: NORMA HALLOCK FRANCISCO, NOTARY PUBLIC, STATE OF WASHINGTON, COMMISSION EXPIRES 2-22-10]

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8 - ~~29203~~ 65842

Administrative Systems, Inc.

Financial Statements and Independent Auditors' Report

December 31, 2007

Powerful insight. Proven results.

Administrative Systems, Inc.

Contents

LeMaster Daniels PLLC
Certified Public Accountants and Advisors

100
1908-2008

Bellevue
Boise
Colfax
Grandview
Moses Lake
Omak
Othello
Quincy
Spokane
Tri-Cities
Walla Walla
Wenatchee
Yakima

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Administrative Systems, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Administrative Systems, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bellevue, Washington
February 25, 2008

Administrative Systems, Inc.

Statement of Financial Condition — December 31, 2007

Assets

CURRENT ASSETS:		
Cash and cash equivalents		$ 1,008,608
Cash accounts for the exclusive benefit of customers		798,544
Accounts receivable		251,804
Prepaid expenses		32,510
Due from related party		173,381
Due from parent company		3,164,133
Total current assets		5,428,980
OTHER ASSETS:		
Deposits		14,777
		$ 5,443,757

Liabilities and Stockholders' Equity

CURRENT LIABILITIES:		
Accounts payable		$ 36,210
Payable to mutual fund and insurance companies		798,544
Accrued vacations		65,769
Federal income tax payable		266,212
Total current liabilities		1,166,735
DEFERRED RENT		37,410
Total liabilities		1,204,145
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	
Additional paid-in capital	555,733	
Retained earnings	3,682,879	
Total stockholders' equity		4,239,612
		$ 5,443,757

See accompanying notes to financial statements.

Administrative Systems, Inc.

Statement of Income **Year Ended December 31, 2007**

REVENUES:		
Service fees		$ 3,129,761
Commissions		37,660
Total revenues		3,167,421
EXPENSES:		
Salaries	$ 1,215,976	
Commissions	4,212	
Selling, general, and administrative	1,219,630	
Total exepenses		2,439,818
INCOME FROM OPERATIONS		727,603
OTHER INCOME (EXPENSE):		
Other income	$ 35,000	
Interest expense	(139)	
Interest income	34,697	
		69,558
NET INCOME BEFORE INCOME TAXES		797,161
INCOME TAX PROVISION:		
Current expense		(266,212)
NET INCOME		$ 530,949

See accompanying notes to financial statements.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE, BEGINNING OF YEAR	$ 1,000	$ 555,733	$ 3,151,930
NET INCOME	-	-	530,949
BALANCE, END OF YEAR	$ 1,000	$ 555,733	$ 3,682,879

See accompanying notes to financial statements.

Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net cash retained by parent company from operating activities		$ 666,582
Cash paid to suppliers		(71,167)
Interest income		34,697
Net cash provided by operating activities		630,112
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net cash retained by parent company	$ (666,582)	
Cash received from parent company	516,024	
Net cash used in financing activities		(150,558)
NET INCREASE IN CASH AND CASH EQUIVALENTS		479,554
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		529,054
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 1,008,608

Reconciliation of Net Income to Net Cash Provided by Operating Activities:

Net income		$ 530,949
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ 156,658	
Prepaid expenses	9,632	
Due from related party	(22,995)	
Increase (decrease) in liabilities:		
Accounts payable	10,624	
Accrued vacations	2,053	
Federal income tax payable	(80,714)	
Deferred rent	23,905	
Total adjustments		99,163
Net cash provided by operating activities		$ 630,112

Supplemental Disclosure of Cash Flows Information:

All cash receipts from customers are deposited into accounts owned by the parent company and most expenditures are paid directly by the parent company.

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Administrative Systems, Inc. (the Company) is located in Seattle, Washington. The Company is a subsidiary of National Financial Partners Corporation (NFP), a Delaware corporation. The Company was created on January 1, 2003, through a merger and simultaneous acquisition by NFP.

The Company is a third-party administrator for insurance companies throughout the United States and for Pennsylvania Mutual Funds. The Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) consider the Company a broker/dealer due to the Companys' relationship with Pennsylvania Mutual Funds.

Summary of Significant Accounting Policies:

a. *Basis of accounting* – The financial statements of the Company have been prepared on the accrual basis of accounting.

b. *Cash and cash equivalents* – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. *Accounts receivable* – The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

d. *Revenue recognition* – Service fee revenue is recognized as it is earned. Other revenue, such as commissions, is recognized when received. Use of this method does not result in a material difference from the accrual method required by generally accepted accounting principles.

e. *Use of estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 —ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Summary of Significant Accounting Policies (continued):

f. *Federal income taxes* – The Company is a member of a controlled group that files a consolidated income tax return. NFP has adopted a method for allocating current and deferred income tax expense to each member of the group included in its consolidated income tax return by applying SFAS No. 109, *Accounting for Income Taxes,* to each member as if it were a separate taxpayer. Therefore, the Company's tax provision is based on its taxable income only. In addition, deferred tax assets and liabilities are determined on the differences between the Companys' financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

g. *Deferred rent* – The Company has entered into an operating lease agreement for its administrative and production office in Seattle that contains provisions for future rent increases. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent. For income tax purposes, deferred rent is not recognized and rent expense is recorded as per the terms of the lease agreement.

NOTE 2 — RETIREMENT PLAN:

The Company sponsors a defined contribution 401(k) profit-sharing plan for all employees meeting age and length of service requirements. Eligible employees may elect to defer up to statutory limits. The Company may make matching contributions of up to 25% of the first 6% of compensation that a participant contributes to the plan. The Company made matching contributions of $25,843 for the year ended December 31, 2007. Additional amounts may be contributed at the option of the Board of Directors. No additional amounts were contributed during the year ended December 31, 2007.

NOTE 3 — RELATED-PARTY TRANSACTIONS:

The Company and Balance Program, Inc. (BPI) have entered into a common paymaster agreement. Under this agreement, payrolls and related benefits for both companies are paid by BPI. The Company reimburses BPI for its portion of the payroll and related benefits.

The Company deposits payments from customers for service fees and funds other than trust cash, into a bank account controlled solely by NFP. NFP provides cash funds as required for the operations of the Company.

NOTE 4 — COMMITMENTS:

The Company leases its office facility under an operating lease expiring January 2012. The facility lease provides for the Company to pay taxes, maintenance, insurance, and certain other operating expenses. The Company incurred rent expense of $151,722 for the year ended December 31, 2007.

Future minimum lease payments for the remaining term of the lease are as follows:

Years Ending December 31,	Amount
2008	$ 158,396
2009	166,769
2010	175,143
2011	183,516
2012	15,351
	$ 699,175

NOTE 5 — NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $603,007, which was $522,691 in excess of the required minimum net capital of $80,316, and a net capital ratio of 2.00 to 1.

NOTE 6 — CONCENTRATIONS OF CREDIT RISK:

A significant portion of the Company's revenue is dependent upon a few customers, the loss of which could have a material adverse effect on the Company. During the year ended December 31, 2007, Fortis Benefits Insurance Company accounted for approximately 73% of the Company's service fee revenue. Management believes the relationship with Fortis Benefits Insurance Company is stable and will continue.

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable. The Company grants credit on an unsecured basis and controls credit risk on its accounts receivable through monitoring procedures.

The Company places its cash with high quality credit institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation limit. The Company believes it is not exposed to any significant credit risk on its cash accounts.

SUPPLEMENTAL INFORMATION

Computation of Audited Net Capital Under Rule 15c3-1 — Year Ended December 31, 2007

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 4,239,612
NON-ALLOWABLE ASSETS:	
Receivable from non-customers	(251,804)
Other assets	(3,384,801)
NET CAPITAL	$ 603,007

Reconciliation of Unaudited Focus Report Net Capital to Audited Net Capital

Year Ended December 31, 2007

NET CAPITAL, AS REPORTED IN THE COMPANY'S	
PART II (UNAUDITED) FOCUS REPORT	$ 567,933
ADJUSTMENTS TO NON-ALLOWABLE ASSETS:	
Receivables from non-customers	(3,130)
Change to prepaid assets	(18,329)
OTHER AUDIT ADJUSTMENTS:	
Payment of federal income taxes for the year 2006	346,926
Federal income tax accrual for 2007	(266,212)
Change to other liabilities	(25,120)
Change to current liabilities	(4,788)
OTHER ITEMS:	
Other adjustments	5,727
NET CAPITAL PER PAGE 12	$ 603,007

Computation of Basic Net Capital Requirements — Year Ended December 31, 2007

AGGREGATE INDEBTEDNESS:		
Accounts payable	$	36,210
Payable to mutual funds and insurance companies		798,544
Accrued vacations		65,769
Federal income tax payable		266,212
Deferred rent		37,410
	$	1,204,145
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital	$	80,316
Net Capital	$	603,007
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.00 to 1

Statement Regarding Exemption From Rule 15c3-3 Year Ended December 31, 2007

The provisions of Rule 15c3-3 are not applicable to the Company under Rule Section (k)(2)(i). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and their customers through one or more bank accounts, each to be designated as "Special Account for Exclusive Benefit of Customers of Administrative Systems, Inc."

REPORT DESCRIBING ANY MATERIAL INADEQUACIES
FOUND TO EXIST OR FOUND TO HAVE EXISTED
SINCE THE DATE OF THE PREVIOUS AUDIT

Not Applicable

STATUS OF THE REMAINING ITEMS FOUND ON PAGE 2 OF THE
ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors	Not Applicable
(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3	Not Applicable
(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to the Methods of Consolidation	Not Applicable

LeMaster Daniels PLLC
Certified Public Accountants and Advisors

100
1908-2008

Bellevue
Boise
Colfax
Grandview
Moses Lake
Omak
Othello
Quincy
Spokane
Tri-Cities
Walla Walla
Wenatchee
Yakima

Independent Auditors' Report
on Internal Control
Required by the SEC Rule 17a-5

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental information of Administrative Systems, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession, or control of all fully paid, and excess margin securities of customers, as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs

of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LEMASTER & DANIELS PLLC
Bellevue, Washington
February 25, 2008

END